NEWS RELEASE

REINSTATEMENT OF TRADING

CALGARY, March 7, 2002. The Canadian Venture Exchange ("CDNX" or "the Exchange") and Birch Mountain Resources Ltd. (BMD:CDNX) ("Birch Mountain" or "the Company") have reached an agreement allowing for the reinstatement of the Company's shares for trading. The CDNX advises that no adverse inference should be drawn from the suspension. Birch Mountain will be withdrawing its Application for Review before the CDNX Listed Company Review Panel and its appeal of the suspension before the Alberta Securities Commission. Trading in the Company's shares will resume at the opening of the market on March 11, 2002.

CORPORATE UPDATE

Separate Operating Divisions

In order to clarify its on-going operations and to address any concerns relating to future disclosure, the Company has established two operating divisions: Mineral Technology and Mineral Exploration. The Company's Mineral Technology division will focus on the Company's research and development operations relating to analysis, extraction and recovery of natural metal nanoparticles. The Mineral Exploration division will focus on exploration of the Company's mineral properties. Mineral technology disclosure will not be linked to a mineral property. Disclosure related to mineral exploration will conform fully to all applicable mineral disclosure regulations, policies and Exchange requirements.

Disclosure Policies and Procedures

The Company has updated its practices and procedures to conform to National Instrument 43-101, Standards for Disclosure for Mineral Projects, which came into effect on February 1, 2001 ("NI 43-101"), CDNX Exchange Requirements and any other applicable securities legislation and, in particular:

  All disclosure made by the Company relating to its Mineral Technology division will not be linked to the Company's Mineral Exploration division and, in particular, its mineral projects or properties. The Company will not make any disclosure of a scientific or technical nature concerning its mineral projects or properties using the analytical processes and technologies that are the subject of the Company's patent applications unless:

    (a)     the details of the analytical processes or technologies are fully disclosed;

    (b)    the analytical processes or technologies have been verified by an independent Canadian commercial laboratory acceptable to CDNX; and

    (c)    the disclosure complies with National Instrument 43-101 and applicable CDNX Exchange Requirements including the requirements of CDNX Appendix 3D, Non-Fire Assay Results, and Appendix 3F, Mining Standards Guidelines.

  The Company will, on at least a quarterly basis, disclose progress in its Mineral Technology division and, in particular, the status of its patent applications.

TECHNOLOGY AND EXPLORATION UPDATE

Over the past year and a half Birch Mountain has continued its exploration and technology development programs. This update reviews the technical work done over this period and outlines the Company's future plans.

MINERAL TECHNOLOGY DIVISION

Microparticles and Nanoparticles

Since 1994, Birch Mountain and 12 other government, university, corporate and commercial research laboratories have detected precious and non-precious metal microparticles by scanning electron microscope ("SEM") examination of sedimentary rocks. Conventional precious metal assay methods applied to these rocks do not, in general, detect precious metals. In 1999, Birch Mountain hypothesized that the metal microparticles observed by SEM were composed of much smaller nanoparticles, and it was the properties and behaviour of these nanoparticles that may make them difficult to detect by routine methods of chemical analysis.

In 2000, the Company discovered natural metal nanoparticles in these sedimentary rocks using a transmission electron microscope ("TEM") at the University of Calgary. Birch Mountain's in-house SEM and TEM work is done by or under the supervision of Senior Project Geologist Mr. Glen R. De Paoli, M.Sc., P. Geol. Later in 2000, these nanoparticles were determined to be copper in work conducted at the Mineral Technology Laboratory, CANMET, Natural Resources Canada, Ottawa. Subsequent analytical electron imaging done in 2000 and 2001 by Birch Mountain in Canadian university and government laboratories and at FEI/Philips, Eindhoven, Netherlands, shows that some microparticles are aggregates of the smaller nanoparticles. These results support the Company's hypothesis that the nanoparticles may be the building blocks of the larger microparticles.

Physical Characterization of Nanoparticle Extraction Solutions

Birch Mountain has used analytical electron imaging to show that extract solutions prepared from nanoparticle-bearing sedimentary rocks using a Birch Mountain extraction protocol, contain copper and iron-oxygen nanoparticles which appear to correspond to those seen in the rock. As stated in a news release on March 23, 2001, Birch Mountain's identification of metal nanoparticles in rocks and nanoparticle extract solutions was independently verified in chain-of-custody tests conducted by Loring Laboratories Ltd. ("Loring"), Calgary, Alberta, and the University of Calgary. This and other Birch Mountain news releases are available on the Company's website at http://www.birchmountain.com.

Birch Mountain has investigated other methods for extracting and recovering metal nanoparticles from these rocks and anticipates filing new patent applications. Birch Mountain believes that the results from CANMET and the University of Calgary show that the extraction and recovery of metal nanoparticles from the rock may be possible.

Precious Metals Analysis of Nanoparticle Extract Solutions

In 2001, Birch Mountain worked with the Ontario Geoscience Laboratories ("GEO LABS"), Sudbury, Ontario, to replicate a semiquantitative analytical method developed by Birch Mountain to analyze precious metals in nanoparticle extract solutions, and to advance this method to a quantitative analytical method. GEO LABS is an ISO 9001 registered analytical laboratory.

This analytical method involves isolating an insoluble flocculant ("floc") from the nanoparticle extract solution, dispersing the floc in aqua regia and measuring the precious metal content of this solution by ICP-OES (inductively coupled plasma-optical emission spectrometer). As the ICP-OES at GEO LABS was unavailable at that time, the parties arranged to have ICP-OES analyses done by Varian Canada Inc. ("Varian"), Mississauga, Ontario. Varian is a manufacturer of analytical instrumentation used by both GEO LABS and Birch Mountain and is not an ISO registered analytical laboratory.

In July 2001, GEO LABS advised that gold, platinum and palladium had been detected in nanoparticle extract solutions prepared using Birch Mountain's extraction protocol. The nanoparticle extract solutions were prepared under chain-of-custody by GEO LABS and were sent by GEO LABS to Varian for analysis by ICP-OES following the method previously established by Birch Mountain. The results were semi-quantitative because the analytical method used was semi-quantitative and may have been subject to interferences. This means that precious metals may have been detected in the nanoparticle extract solutions, but their concentrations could not be determined accurately. GEO LABS stated that: "Considerable work is still required in order to develop an ICP-OES method for the analysis of precious metals in the extract solutions produced by alkaline desorption technique."

Based on this recommendation, Birch Mountain requested that GEO LABS work to advance the Company's semiquantitative analytical method to a quantitative analytical method for determining precious metal concentrations in the nanoparticle extract solutions. In February 2002, GEO LABS summarized their work as follows:

"The ICP-AES analyses identified measurable amounts of Au in only two of three solutions produced from [a chain-of-custody] sample [...] at the first extraction stage. No measurable amounts of Au were detected in solutions from the first extraction stage of the certified reference material DGPM-1 or the blank. No measurable concentrations of Pd, or Pt were found in any of the solutions from the second and third extraction stages.  Although a certified reference material containing disseminated Au mineralization was included in the set of samples analyzed, no measurable amounts of Au were found in any of the solutions formed from it during the extraction process.  Spike recovery experiments showed quantitative yields, which corroborated the accuracy of the ICP-AES analyses for solutions containing precious metal concentrations at the level of ug/ml.

Analysis of the initial pulps and the residues after the extractions using a Pb fire-assay/ICP-MS technique found no measurable amounts of Au or Pd in the sample material submitted for analysis by Birch Mountain Resources.  However, a low concentration of Pt was found in one of the residues after the sequential extraction from the same sample material, and all three precious metals were found in both the initial pulp and residue after extraction from the reference material submitted by Birch Mountain Resources.  Although lower Au and Pd concentrations were determined in the processed reference material than the initial material, which suggest that precious metals may have been removed during the extraction process, the combined results of the ICP-MS and ICP-AES analyses appear to be more consistent with the dilution of the original sample material by the addition of reagents during the extraction process."

In summary, the work conducted at GEO LABS shows that gold was detected in quantitative analyses of two of three nanoparticle extract solutions prepared by GEO LABS from a chain-of-custody sample using Birch Mountain's extraction protocol; platinum and palladium were not detected. Analysis of the sample by conventional fire assay before and after extraction detected trace platinum in the sample and in one of three residues; gold and palladium were not detected. These conflicting results show that gold may be detected quantitatively in some of the nanoparticle extract solutions, but is not detected by conventional fire assay of the sample or residue.

These results are only significant to the extent that they show that the extraction and analytical protocols developed by Birch Mountain and the analytical protocol advanced to the quantitative stage by GEO LABS detect gold in some of the nanoparticle extract solutions. This disclosure should not be interpreted as scientific or technical information in respect of any exploration, development or production activities on any mineral property material to the Company. Birch Mountain will not release results relating to its mineral properties using this analytical protocol until this protocol has been verified by an independent Canadian commercial laboratory acceptable to the CDNX, and the disclosure complies with NI 43-101 and applicable Exchange requirements. These results do not imply, nor can they be used to infer, economic value. Birch Mountain will continue its work to optimize its nanoparticle extraction protocol and to improve the precision and accuracy of methods for analyzing the precious metal concentrations in the nanoparticle extract solutions.

Intellectual Property

On June 6, 2000, Birch Mountain filed a U.S. Patent application which describes and claims the proprietary process developed by Birch Mountain for the isolation and recovery of natural nanoclusters. This application is currently pending before the U.S. Patent and Trademark Office. The description and claims originally filed also include claims to the isolated naturally occurring nanoclusters themselves. Based on instructions from the Patent Examiner, these claims are now proceeding separately as a divisional U.S. patent application. Birch Mountain has since modified its terminology, and now uses the term nanoparticle instead of nanocluster.

In 2001, the original patent application was filed by Birch Mountain as an international Patent Convention Treaty ("PCT") application. The PCT application was published on December 13, 2001, under International Publication Number WO 01/94650 A2.

MINERAL EXPLORATION DIVISION

Birch Mountain has mineral exploration properties in Alberta and Manitoba. These properties are at the preliminary exploration stage and no mineral resource or reserve has been identified.

Conflicting Analytical Results

New information in this news release and prior disclosure by the Company contain examples of conflicting precious metal analytical results generated by laboratories independent of Birch Mountain. The conflicting results appear as disagreements between duplicate analyses using a single analytical method and/or as disagreements between the results of different analytical methods. Birch Mountain believes that these differences reflect a common underlying cause which may be the occurrence of these metals as nanoparticles, although this has not been proven.

Athabasca Mineral Property, Alberta

At December 31, 2001, the Company's Athabasca mineral property comprised 83 permits and 27 leases covering 675,316 hectares (1,668,375 acres). Precious metals are the principal exploration target on this property. On December 7, 2001, the Company relinquished 10 metallic and industrial minerals permits, reducing the April 30, 2002, assessment expenditures required to hold all of the Athabasca permits to $8.2M. As of February 28, 2002, approximately $6.0 million in assessment work had been completed for the April 2002 filing. The Company expects to relinquish some of its lower priority mineral permits on or before April 30, 2002. All Athabasca mineral lease payments have been paid and the leases are active until their anniversary dates, most of which fall in September and October, 2002.

Over the past year and a half, precious metals exploration in Athabasca has primarily involved examination and analysis of cores from the Company's drilling programs as well as cores and geophysical logs from oil sands delineation drilling done by oil sands companies holding overlapping mineral rights. Birch Mountain has also conducted limited sampling and analysis of surface rocks. Most of the 2000-2001 Birch Mountain drilling and surface sampling has been done under chain-of-custody to provide independently sampled rock for testing and verification of analytical procedures.

Surface Bulk Samples

Bulk Sampling 1998-1999

In 1998 Birch Mountain prepared four bulk samples of visibly altered sedimentary rocks to provide samples for use in analytical method development. Details of each of the four bulk samples are given in the following table; all samples were from the Moberly Member of the Devonian age Waterways Formation.

Sample	Trench Location[1]	Type	Description	Length
HAR98-001	463998 E 6332496 N	Grab	Sideritized limestone	-
HAR98-002	463998 E 6332496 N	Grab	Blue-green shale	-
BJ98-008	464143 E 6334562 N	Channel	Altered limestone	1.5 m
BJ98-009	464143 E 6334562 N	Channel	Altered limestone	1.5 m

1UTM Zone 12, NAD 27.

The bulk samples were submitted to Loring for (a) crushing to -0.25 inch using a jaw crusher, and (b) pulverizing to -100 mesh using a disc pulverizer. The results of precious metals analyses for these samples were given in a news release on July 16, 1999.

Replicate Bulk Sampling, 1998-1999

In late 1998 and early 1999, Birch Mountain conducted replicate bulk sampling from the locations of the original Birch Mountain bulk samples to provide additional sample material for testing purposes. The following table lists the replicate samples taken from these locations.

Original Sample	Replicate Sample
HAR98-001	HAR99-001
HAR98-002	HAR99-002
BJ98-008	HAR98-008
BJ98-009	HAR98-009

The bulk sample replicates were delivered to Loring and crushed to -0.25 inch with a jaw crusher. The crushed samples were returned to Birch Mountain and coned and quartered. One quarter of the crushed material was resubmitted to Loring for pulverization to -100 mesh and then returned to Birch Mountain. The returned samples were split using a riffle splitter and stored in plastic containers. The remaining crushed and pulverized material is stored in Birch Mountain's Calgary core laboratory and secure storage facilities.

Chain-of-Custody Sampling, 1999

In 1999, Birch Mountain contracted Strathcona Mineral Services Ltd. ("Strathcona"), Toronto, Ontario, to conduct independent, chain-of-custody sampling replicating the original bulk samples collected by Birch Mountain. The samples were collected in the field by Reinhard von Guttenberg, Ph.D., in May, 1999. A document received from Strathcona on the 1999 chain-of-custody surface sampling program is available for examination at the Company's Calgary office during normal business hours.

Original Sample	Replicate Sample	Type	Description	Length (m)
HAR98-001	SMSBM-8	Channel	Sideritized limestone	1.40
HAR98-002	SMSBM-9	Channel	Blue-green shale	1.00
BJ98-008	SMSBM-4	Channel	Altered limestone	1.30
BJ98-009	SMSBM-5	Channel	Altered limestone	0.80

The samples were submitted by Strathcona to Lakefield Research Limited ("Lakefield"), Lakefield, Ontario, for sample preparation; details of the preparation methods were not received by the Company. A split of sample SMSBM-4 was provided to Activation Laboratories Ltd. ("Actlabs"), Ancaster, Ontario, for testing purposes, as described below. The remaining portions of all samples were returned to Strathcona and were recombined due to the limited amount of sample remaining. Splits of the recombined samples have been provided to GEO LABS by Strathcona.

Chain-of-Custody Sampling, 2001

A chain-of-custody surface sampling program was conducted on behalf of Birch Mountain by Craig Scherba, B.Sc., of APEX Geoscience Ltd. ("APEX"), Edmonton, Alberta, in the Fort McKay area on July 20 and August 3, 2001. One grab sample and two trench channel samples were collected. The channel samples replicated two of the original Birch Mountain bulk samples. A document prepared by Craig Scherba and Dean Besserer, B.Sc., P.Geol., of APEX on the 2001 chain-of-custody surface sampling program is available for examination at the Company's Calgary office during normal business hours.

Original Sample	Replicate Sample	Type	Description	Length
BJ98-008	AGBM-1R	Channel	Altered limestone	1.50
BJ98-009	AGBM-2R	Channel	Altered limestone	1.30

The two channel samples were sent to Loring where they were crushed and pulverized to -100 mesh, then returned to APEX under secure chain-of-custody. The rock grab sample was sent directly to APEX in Edmonton where it remains under secure storage.

Precious Metal Analyses of Surface Bulk Samples

Lakefield Research Limited: The chain-of-custody surface samples collected by Strathcona were analyzed for gold by routine lead collector fire assay by Lakefield. Gold was not detected in any sample. Lakefield is an ISO/IEC Guide 25 accredited analytical laboratory.

Activation Laboratories Ltd. Birch Mountain requested that Strathcona submit chain-of-custody samples SMSBM-4 and SMSBM-9 for precious metals analyses by a number of different analytical methods. The analyses were done by Actlabs, an ISO/IEC Guide 25 and CAN-P-1579 accredited analytical laboratory. Methods used included enhanced neutron activation (method code 1D - INAAGEO.REV1), aqua regia digestion - graphite furnace atomic absorption (method code 1A8), nickel sulphide fire assay with neutron activation (method code 1B - INAAGEO.REV1) and ICP-MS (method code 1B2) analyses, and lead fire assay with ICP-MS analysis (method code 1C-RES). The results of the above methods showed that the concentrations of precious metal assayed (Au, Pt, Pd, Rh, Ru, Ir, Os and Re), were all <1 ppb, except for gold in SMSBM-4 at 2 ppb by lead fire assay and osmium at <2 ppb.

GEO LABS: Chain-of-custody samples SMSBM-4 and SMSBM-9, which replicate Birch Mountain bulk samples BJ98-008 and HAR98-002 respectively, were analyzed in duplicate by GEO LABS using a multi-acid closed beaker digestion (method code CT4) followed by ICP-MS (inductively coupled plasma - mass spectrometer) analysis (method code IAT-200) of the digest solutions. The precious metal results from GEO LAB are reproduced below (the suffix "D" denotes duplicate):

Sample	Replicates Birch Sample	Au (ppm)	Pt (ppm)	Ag (ppm)
SMSBM-4	BJ98-008	0.045	0.355	<2.5
SMSBM-4D	BJ98-008	<0.025	0.04	<2.5
SMSBM-9	HAR98-002	<0.025	0.045	<2.5
SMSBM-9D	HAR98-002	<0.025	0.025	<2.5
Detection limit		0.025	0.01	2.5

With respect to these results, GEO LABS stated:

"The results of the complete digestion of the two BMR samples indicates that, with the exception of one of the two analyses of SMSBM-4, they have very low precious metal contents (Ag, Pt, Au) that approach or are below the lower limits of detection for this technique. Whereas the strong contrast in the values obtained for SMSBM-4 might indicate the presence of precious metals heterogeneously distributed within the sample which could be leached by a suitable technique, further, more detailed analyses, would be required to confirm this."

Birch Mountain requested that GEO LABS process an additional six samples using the same analytical method used above. GEO LABS stated that it was unable to quantitatively determine the precious metals concentrations in the samples provided by Birch Mountain due to interferences from certain elements during analysis by ICP-MS. GEO LABS wrote:

"Owing to the efficient separation of the PGE from the sample matrix at the fire assay stage, the amount of the interfering element is normally relatively low during analysis. However, in the solutions prepared by the mixed acid digestion technique, the interferences (in particular from Zr, Hf, Ta, and W, Table 2)[*] were found to represent a significant proportion of the intensities of the precious metals, which also appeared to be present at very low concentrations in the samples. Owing to the magnitude of the contribution of the interferences to the intensity of the signal for each of the precious metals, it was not possible to obtain meaningful or consistent results for either the samples submitted for analysis, or the two standard reference materials and method blank included with the samples (Table 3)[*]. As a consequence, no data are reported for the samples at this time."

*Tables 2 and 3 referred to in this quotation do not contain information related to the precious metals concentrations in the sample and are not included in this news release.

Birch Mountain believes that the cautions expressed by GEO LABS with respect to the results for the second suite of samples apply equally to the first.

CanTech Laboratories, Inc. Mr. Martin Thomas, M.Sc., P.Eng. of Lateral Solutions Inc., Calgary, Alberta, initiated a series of tests by CanTech Laboratories, Inc. ("CanTech"), Calgary, Alberta, using an analytical method for the determination silica-encapsulated gold. CanTech is not an ISO registered analytical laboratory. The method used is published by the Society of Mineral Analysts (U.S.) in their publication entitled, "Amenability of Gold Ores and Process Solids to Cyanide Leaching". The method uses multiple aqua regia digests to decompose a 2.0 g sample, followed by sodium peroxide fusion and aqua regia digestion of the insoluble residue. A solvent extraction procedure is used to extract gold from the aqua regia digest solutions and gold and silver are measured by atomic absorption.

The samples used in the test were surface bulk samples that were either sampled by Birch Mountain or by APEX as part of the 2001 chain-of-custody surface sampling program. The certificate of analysis received from CanTech for the silica-encapsulated gold method gave the following results:

Original Sample	Replicate Sample	Chain-of- Custody	Gold (ppm)	Silver (ppm)
BJ98-008	AGBM-1R HAR98-008	Yes No	<0.01 <0.01	0.8 3.5
BJ98-009	AGBM-2R BJ98-009	Yes No	0.43 0.34	1.0 1.9

CanTech also conducted fire assays for gold using a sample size of 15 g and routine multi-acid digestion-atomic absorption analysis for silver using a sample size of 0.5 g. The CanTech certificate of analysis gave the following values for gold and silver:

Original Sample	Replicate Sample	Chain-of- Custody	Gold (ppm)	Silver (ppm)
BJ98-008	AGBM-1R HAR98-008	Yes No	<0.02 <0.02	0.4 0.8
BJ98-009	AGBM-2R BJ98-009	Yes No	0.02 <0.02	0.4 0.4

In summary, the results for gold from the silica-encapsulated gold method for Birch Mountain bulk sample BJ98-009 and its chain-of-custody equivalent, AGBM-2R, conflict with the results for these two samples by conventional fire assay.

Drill Programs

Chain of Custody Drilling, 2000

In February and March 2000, Birch Mountain drilled two holes which twinned holes previously drilled by companies exploring for precious metals on the Company's Athabasca mineral property. By way of background, analytical electron imaging by Lac North America Ltd. ("Lac") in 1994 had identified several intervals in cores drilled by Lac and Tintina Mines Limited ("Tintina") that contained elevated precious metal microparticle counts. BM00-1 twinned Lac drill hole ATH 94-01 and was drilled to a depth of 299.51 m, terminating in Precambrian age granitoid gneiss. BM00-2 twinned Tintina drill hole T2 and was drilled to a depth of 155.59 m, terminating in Devonian age evaporites of the Ft. Vermilion Formation.

Three intervals from BM00-1 and one interval from BM00-2 were sampled under chain-of-custody by Doug Dumka, B.Sc., of Strathcona. Mr. Dumka was present at the drill site and took possession of the core from these selected intervals as it was recovered from the drill hole. He then personally supervised the cutting and sampling of core from the selected intervals, keeping one-quarter of the core under secure chain-of-custody and returning the other three-quarters to Birch Mountain. One-quarter of each of the three core intervals remains in the possession of Strathcona. A document received from Dr. von Guttenverg of Strathcona describing the 2000 chain-of-custody core sampling program is available for examination at the Company's Calgary office during normal business hours.

Birch Mountain has examined a limited number of samples from its own portion of the core from BM00-1 and -2 using an environmental SEM ("ESEM"). Normal SEM requires that a conductive coating be applied to the sample. The ESEM permits the examination of uncoated samples. The Company's observations show that precious and non-precious metal microparticles are detectable by ESEM within some of the intervals identified by Lac as containing precious metals by analytical electron imaging. No geochemical analyses or assays of this core have been done to date and none are planned until the Company is confident that it possesses an alternative method to determine the precious metal concentrations in rocks from its Athabasca property.

Chain-of-Custody Drilling, 2001

A chain-of-custody drilling program consisting of one hole drilled to a depth of 139.9 m was conducted on July 10-23, 2001, under the supervision of Mr. Dean Besserer, B.Sc., P.Geol. and Mr. Craig Scherba, B.Sc. of APEX. Drill hole BM01-1 was located approximately 2.5 m north of the Birch Mountain drill hole BM98-04 and 3 m northwest of Syncrude Canada Ltd. drill hole 11-07-AE-96-10W4. Drill core was recovered from 65 m below surface to the bottom of the hole. A document received from APEX describing the 2001 chain-of-custody drill program is available for examination at the Company's Calgary office during normal business hours.

All core was transported, frozen, cut, logged and sampled in 1 m intervals by APEX; 150 samples (75 samples, in duplicate) were collected from drill hole BM01-01. Samples were bagged and secured in pails with security seals. All samples were under the control or supervision of APEX at all times. One complete set of samples was sent directly from the field to APEX, where they remain. The duplicate set of samples was sent to Loring, crushed and pulverized to -100 mesh and then returned to APEX under secure chain-of-custody, where they remain.

Birch Mountain has not yet examined this core. A limited number of chain-of-custody samples from this core have been provided by APEX to independent consultants for use in on-going geochemical testing programs.

Oil Sands Delineation Cores, 2001

In the past, Birch Mountain has examined nearly 400 oil sands delineation drill cores and over 600 geophysical drill hole logs obtained from oil sands companies. The oil sands delineation holes are drilled 3-15 m into the Devonian age limestone that underlies the oil sands and it is this core interval that is obtained. This information is non-specific to the Company's exploration, but is useful for mapping alteration patterns and structures. In 2001, 292 oil sands delineation drill cores from Syncrude Canada Ltd.'s Aurora Mine, Suncor Energy Inc.'s Steepbank and Millennium mines, and Albian Sands Energy Inc.'s Muskeg River Mine were examined and sampled. In 2001, 139 geophysical logs from Suncor Energy Inc.'s Steepbank and Millennium mines were examined.

The cores were quartered with a dry-cut diamond saw, logged and sampled on 1 metre intervals at Birch Mountain's Calgary core logging facility. Samples comprising one-quarter of the original core were shipped to Bondar Clegg, North Vancouver, B.C., for preparation and multi-element geochemical analysis. Samples representing the remaining one-quarter of each core are archived in Birch Mountain's secure storage facility in Calgary, as are all sample pulps and rejects.

Precious Metals Analyses of Drill Core

Oil Sands Delineation Core Samples: Some 51 samples determined to be altered were selected for Au, Pt, and Pd determination by lead fire assay by by Bondar Clegg, North Vancouver, B.C. (method code FA36). Bondar Clegg is an ISO 9002 registered analytical laboratory. These samples were chosen to see if they would respond to conventional fire assay; they did not. All values were close to or less than the lower limit of detection of the method.

Drill Holes BM98-4 and Chain-of-Custody BM01-1: Birch Mountain drill holes BM98-4 (news release of March 11, 1999) and BM01-1 were drilled to twin Syncrude drill hole 11-7-AE-96-10W4 which contained fire assayable platinum and gold over a 1.6 m interval in Devonian age limestone immediately below Cretaceous age oil sands (news release of April 3, 1997). In a news release on June 24, 1999, Birch Mountain stated that conventional fire assay of core from drill hole BM98-4 did not detect anomalous precious metals. Hole BM01-1 was drilled by APEX under chain-of-custody. One sample from each of these drill holes was provided to Lateral Solutions Inc. for analysis by CanTech using the same silica-encapsulated gold an fire assay methods discussed above. Details of the samples used are as follows:

Sample ID	Drill hole	Depth from (m)	Depth to (m)	Thickness (m)	Chain of Custody
3402	BM98-4	72.40	73.50	1.10	No
01CSB 308	BM01-1	73.0	74.0	1.0	Yes

Birch Mountain sample 3402 replicates the upper 1.1 m of the 1.6 m interval in the original Syncrude drill hole. Sample 01CSB 308 replicates the lower 0.79 m of the 1.6 m interval in the original Syncrude drill hole, and includes a 0.21 m interval beneath the bottom of the original sample. CanTech reported the following results by the silica-encapsulated gold method:

Sample	Gold (ppm)	Silver (ppm)
3402	4.73	8.0
3402D	<0.01	6.1
01CSB 308	<0.01	<0.01
01CSB 308D	<0.01	<0.01
01CSB 308D	<0.01	<0.01

CanTech reported the following values by conventional fire assay determination of gold (15.0 g sample) and 4 acid digest - atomic absorption analysis of silver:

Sample	Gold (ppm)	Silver (ppm)
3402	<0.02	0.8
01CSB 308	0.04	0.4

In summary, conflicting results have been obtained for both gold and silver, both between duplicate analyses of sample 3402 from drill hole BM98-4 using the silica-encapsulated gold method and between the results of this method and conventional fire assay and multi-acid digest results for gold and silver, respectively. The disagreement between sample 3402 and chain-of-custody sample 01CSB 308 may signify that the gold and silver detected in sample 3402 originate from the upper part of the interval sampled; the upper part of this interval was not included in the interval sampled in 01CSB 308.

Birch Mountains Mineral Property, Alberta

At December 31, 2001, the Company's mineral property in the Birch Mountains comprised 9 mineral permits issued in 1994 and one new mineral permit issued in 2001, covering 92,160 hectares (227,731 acres). Diamond-bearing kimberlite intrusive rocks are the principal exploration target, but Birch Mountain has also conducted some preliminary precious metal exploration on the Birch Mountains mineral property. The April 30, 2002, assessment expenditures required for the Birch Mountains permits is $1.24M, which will be filed jointly with the Athabasca assessment.

Shear/Marum Option Agreement: In a news release on November 2, 2001, Birch Mountain announced the terms of an agreement to option up to 90 % of the diamond rights to its Birch Mountains property to Shear Minerals Ltd. ("Shear") and Marum Resources Inc. ("Marum"). Field operations began in mid-January 2002. On February 26, 2002, Shear and Marum announced that no kimberlite had been intersected in the three targets that were drilled. The terms of the option agreement require Shear and Marum to complete three drill holes within the first year of the agreement.

Dawson Bay Mineral Property, Manitoba

The Dawson Bay mineral property is held by Dawson Bay Minerals Inc., a wholly owned subsidiary of Birch Mountain. The Company announced in a news release on May 8, 2001, that it had relinquished 82,030 hectares (202,614 acres) of special exploration permits ("SEP") in the Dawson Bay area, retaining only SEP 99-1. An assessment filing of $14,676 is due on April 20, 2002, for SEP 99-1.

Aeromagnetic Survey: In February and March, 2000, Birch Mountain conducted a high resolution aeromagnetic survey over its Dawson Bay mineral property to map fault patterns to aid in exploration for sediment-hosted precious metals. The results of the survey show an increased density of faults and fractures in the vicinity of the western edge of a major Precambrian age structure, the Churchill-Superior Boundary Zone. Geochemical data from the Manitoba government and from the Company's previous soil and rock surveys show that this area contains anomalous enrichments of a number of metals including silver. Dawson Bay Minerals reduced its Manitoba land holdings in 2001 to concentrate on this structurally and geochemically complex area.

PURCHASE OF CUSTOMIZED FIRE ASSAY PROTOCOL

As announced in a news release on January 9, 2002, Birch Mountain has entered into a contract with AuRIC Precious Metals, Inc ("AuRIC"), Victoria, B.C., to purchase rights to a customized fire assay protocol developed by AuRIC. AuRIC is not an ISO registered analytical laboratory and does not retain a registered B.C. assayer. The contract includes provisions for independent, third party verification tests using a double blind, chain-of-custody test protocol. The verification protocol was designed by and is under the control and supervision of Adrian Mann, Ph.D., MBA, P. Geol., of Ruthrie Enterprises Ltd. ("REL"), Calgary, Alberta, and Mr. Martin Thomas, M.Sc., P. Eng., of Lateral Solutions Inc. ("LSI"), Calgary, Alberta. Both individuals and companies are fully independent of Birch Mountain.

The test sample suite comprises 50 samples consisting of standards, rock samples and blanks. The test sample suite was prepared by REL and delivered to LSI as blind numbered samples. The verification protocol is divided into two parts. In part one, the fire assay protocol was transferred to LSI who supervised and worked with AuRIC at AuRIC's Salt Lake City, UT, laboratory to complete the assay procedure on the 50 blind samples.

LSI has advised that the results are derived from a technique using fire assay. The results from these first tests were provided directly to REL by AuRIC. REL analyzed the results against criteria established in the verification protocol including precision of analytical results, threshold concentrations and quality control provisions. REL has advised Birch Mountain that criteria for advancing to the second part of the verification protocol have been met and has recommended proceeding to part two.

Part two involves the analysis of the same test suite in two independent Canadian analytical laboratories using the AuRIC assay protocol. LSI will transfer the AuRIC assay protocol and supervise the testing in two laboratories pre-qualified by REL and LSI. The results from part two will be analyzed by REL and communicated to Birch Mountain and AuRIC. If the results meet the same criteria used in part one, Birch Mountain will pay AuRIC a combination of common shares and cash in return for exclusive rights to the fire assay protocol on the Company's existing mineral properties and non-exclusive rights elsewhere.

REL and LSI advise that full details of the samples and criteria can not be disclosed until part two of the verification protocol is complete, because doing so could compromise the verification protocol. Full disclosure of the verification protocol and test results will be made when the tests are completed.

BUSINESS PLAN

The business objectives for the Company for 2002 include broadening intellectual property protection by filing additional patent applications, positioning the Company to engage in discussions with senior industry partners and, as the technology develops, clarifying Birch Mountain's longer term business strategies. Because the Company's technology is new and unproven, the business model is evolving in parallel with the technology. As the technology progresses, its application to mineral exploration may enable the Company to attract mineral exploration partners to participate in exploration of existing properties and to investigate new exploration opportunities. Birch Mountain's objective is to advance its technology to a stage where participation with industry partners is on advantageous terms, with exploration costs being predominantly borne by the partner.

Birch Mountain announced in a news release on January 9, 2002, that it intends to raise up to C$1.0 million by private placement to cover the first phase of planned 2002 activities. The Company's budget estimate for 2002 is for 56% of non-overhead expenditures to be directed at mineral technology and 44% at mineral exploration. The Company will need to undertake another financing for the under noted two contingent phases of the 2002 mineral exploration work plan. Current expectations are that these funds will be raised through private placements or outstanding warrants that, if exercised in June 2002, would provide C$2.1 million.

Mineral Technology

Future plans for mineral technology depend upon the outcomes of projects underway in the Company's laboratory and in independent, external laboratories. The work involves research which, by definition, does not have a predictable timeline or outcome. Because there is no market for natural metal nanoparticles, Birch Mountain intends to initially focus its technology efforts to assist in developing the conventional precious metal potential of its properties. In the longer term, the Company believes that its work on the extraction, recovery and isolation of natural metal nanoparticles will provide value to the Company through the sale and licensing of intellectual property.

Mineral technology research will continue to emphasize the development, testing and verification of methods for analyzing micro- and nanoparticulate precious and non-precious metals in sedimentary rocks. The Company intends to continue its development of methods for the extraction and recovery of precious and non-precious metals from the rocks in either nanoparticulate or conventional form and plans to submit new patent applications in this area. Birch Mountain has also received expressions of interest from external academic and government laboratories to become involved in specific aspects of Birch Mountain's analytical and nanoparticle extraction research. It is likely that certain aspects of the analytical and extraction research will be outsourced to highly qualified research groups.

Material properties research involving the use of analytical electron imaging facilities at the University of Calgary is on-going. This work was instrumental in the Company's discovery of natural nanoparticles in sedimentary rocks and assists in the development and testing of extraction and recovery methods. Material properties research will continue as a core activity of Birch Mountain's technology program.

Mineral Exploration

Two contingent phases of mineral exploration activities are planned for 2002. In phase one, Birch Mountain plans to analyze select core and surface samples from its sample archives. Proposed phase one activities are contingent upon the successful outcome of the verification tests currently underway with AuRIC. Depending upon the results of the proposed phase one analytical program, field exploration may be conducted in summer and fall 2002. The objective of phase one is to identify one or more prospective drill targets.

Phase two of the proposed exploration activities may begin in fall or winter 2002, and is contingent upon the identification, in phase one, of one or more potential precious metal exploration targets. The goal of phase two is to delineate, by drilling, one or more zones of potential precious metal mineralization. The Company currently has no plans and has not budgeted for other mineral exploration activities.

The mineral exploration division will also complete and submit the Athabasca assessment report to the Alberta government on or before April 30, 2002.

Mr. Douglas J. Rowe, P.Eng. has supervised the work described in this news release and is identified as the qualified person as defined in National Instrument 43-101, section 1.2.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page http://www.birchmountain.com

FORWARD-LOOKING STATEMENTS: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain Resources Ltd. ("Birch Mountain") are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents which are available to the public.

The CDNX has not confirmed or validated the facts disclosed in this news release and does not accept responsibility for the adequacy or accuracy of this release.